Willis Limited 51 Lime Street London EC3M 7DQ United Kingdom Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.willis.com	Willis

Martin Currie Limited

Saltire Court

20 Castle Terrace

Edinburgh

United Kingdom

Please quote our reference in all correspondence relating to this Contract: Our Reference: 13974P09

Date: 23 December 2010

Dear Sirs

ADDENDUM NUMBER THREE

We hereby confirm that we have made the following Addendum an effective part of Evidence of Cover Number 13974P09. Please check this document carefully to ensure that it meets your requirements in all respects and should any amendments be required please inform us immediately.

EFFECTIVE DATE:	1 December 2010

INSURED:	Martin Currie (Holdings) Limited

TYPE:	Insurance of:

Investment Managers Insurance

Endorsement 002 is hereby cancelled and replaced by the following:

It is hereby noted and agreed that the Policy Period is extended to expire on 21st January 2011 inclusive at pro rata of the existing annual premium plus 300%. The 300% will be returned to the insured by insurers if there are no circumstances or claims notified during the extension period and insurers are released of all liability for the extension period.

It is further noted and agreed that the Automatic Reinstatement Clause is hereby deleted in its entirety and that there is no increase in the overall aggregate limit.

In view of the above, an additional premium is due of:	GBP 60,547.94 (pro rata) GBP181,643.82 (300%) GBP242,191.76
Plus taxes as per attached Schedule	GBP 6,564.24 (IPT on 54.207%) GBP248,756.00

Willis Limited. A Willis Group Company, A Lloyd’s broker. Willis Limited is authorised and regulated by the Financial Services Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

13974P09

AddendumDirect763993779

1

In respect of the inception date or premium payment date, insurance premium tax shall be payable at the rate applicable on the date of signing by Xchanging.

Yours faithfully	Yours faithfully
Willis Limited	Willis Limited

Authorised Signatory	Authorised Signatory
FINEX Global	FINEX Global

Willis Limited. A Willis Group Company, A Lloyd’s broker. Willis Limited is authorised and regulated by the Financial Services Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

13974P09

AddendumDirect763993779

2

Willis Limited 51 Lime Street London EC3M 7DQ United Kingdom Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.willis.com	Willis

Martin Currie Limited Saltire Court

20 Castle Terrace

Edinburgh

United Kingdom

Please quote our reference in all correspondence relating to this Contract: Our Reference: 13975P09

Date: 23 December 2010

Dear Sirs

ADDENDUM NUMBER TWO

We hereby confirm that we have made the following Addendum an effective part of Evidence of Cover Number 13975P09. Please check this document carefully to ensure that it meets your requirements in all respects and should any amendments be required please inform us immediately.

EFFECTIVE DATE:	1 December 2010

INSURED:	Martin Currie (Holdings) Limited

TYPE:	Insurance of:
Investment Managers Insurance

Endorsement 002 is hereby cancelled and replaced by the following:

It is hereby noted and agreed that the Policy Period is extended to expire on 21st January 2011 inclusive at pro rata of the existing annual premium plus 300%. The 300% will be returned to the insured by insurers if there are no circumstances or claims notified during the extension period and insurers are released of all liability for the extension period.

It is further noted and agreed that the Automatic Reinstatement Clause is hereby deleted in its entirety and that there is no increase in the overall aggregate limit.

In view of the above, an additional premium is due of:	GBP 45,589.04 pro rata
GBP136,767.12 (300%)
GBP182,356.16 Total
Plus taxes as per attached Schedule	GBP 4,942.49 (IPT on 54.207%)
GBP187,298.65

Willis Limited. A Willis Group Company. A Lloyd’s broker. Willis Limited is authorised and regulated by the Financial Services Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

13975P09

AddendumDirect764268782

1

In respect of the inception date or premium payment date, insurance premium tax shall be payable at the rate applicable on the date of signing by Xchanging.

Yours faithfully	Yours faithfully
Willis Limited	Willis Limited

Authorised Signatory	Authorised Signatory
FINEX Global	FINEX Global

Willis Limited. A Willis Group Company. A Lloyd’s broker. Willis Limited is authorised and regulated by the Financial Services Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 Enghmd and Wales. Registered VAT number GB 334 1289 70

13975P09

AddendumDirect764268782

2

ACTION BY WRITTEN CONSENT OF THE

TRUSTEES OF MARTIN CURRIE BUSINESS TRUST

December 22, 2010

The undersigned, being all of the Trustees of Martin Currie Business Trust (the “Trust”), hereby consent to and adopt the following votes as and for the action of the Trustees of the Trust:

Insurance Arrangements

VOTED:                 That, after considering all relevant factors, the joining of the Trust with Martin Currie (Holdings) Limited and certain of its subsidiary companies (the “Martin Currie Group”) in the interim errors and omissions policy (“Interim E&O Policy”) covering the period from December 1, 2010 to January 21, 2011, in the amount of £30,000,000, for a net premium of £59,760, the Trust’s share of such premium to be the equivalent of approximately £2,596, be and it hereby is confirmed, ratified and approved, said premium to be allocated among the Funds on the basis of their relative net assets.

VOTED:                 That the Trust’s continued participation in the Interim E&O Policy is hereby determined to be in the best interests of the Trust.

VOTED:                 That the premium for the Interim E&O Policy to be allocated to the Trust is hereby determined to be fair and reasonable to the Trust based on the Trust’s proportionate share of the sum of the premiums that would have been paid if such insurance coverage had been purchased separately by the Trust and the Martin Currie Group.

VOTED:                 That, after considering all relevant factors, including, but not limited to, (i) the number of other parties named as insureds, (ii) the nature of their business activities, (iii) the amount of coverage under the interim joint fidelity bond (the “Interim Joint Fidelity Bond”) and (iv) the amount of the premium for the Interim Joint Fidelity Bond (the “Bond Premium”), the ratable allocation of the Bond Premium among all parties named as insureds and the extent to which the share of the Bond Premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, the joining of the Trust with Martin Currie Investor Services, Inc. in the Interim Joint Fidelity Bond covering the period from December 1, 2010 to January 21, 2011, in the amount of $5,000,000, for a net premium of £7,297.63, the Trust’s share of such premium to be the equivalent of approximately £4,701, be and it hereby is confirmed, ratified and approved, said premium to be allocated among the Funds on the basis of their relative net assets.

VOTED:                 That the officers of the Trust be, and each hereby is, authorized to negotiate and enter into, on behalf of the Trust, joint insurance arrangements with the Martin Currie Group with respect to its Interim E&O Policy and the Interim Joint Fidelity Bond to be included as a rider to the Interim E&O Policy, on such terms as such officer deems appropriate, subject to the subsequent review and ratification by the Board of Trustees.

General

VOTED:                 That the officers of the Trust are authorized from time to time, in the name and on behalf of the Trust, under its seal, if desired, to execute, acknowledge, deliver and file any of the agreements, instruments, certificates and documents referred to in the preceding votes, with such changes as the officer so acting may deem necessary or desirable, and to take or cause to be taken all other actions, in connection with the transactions referred to in, or contemplated by, the preceding votes, as may be shown by the officer’s execution or performance to be in the officer’s judgment necessary or desirable, the taking of such action by an officer of the Trust to be conclusive evidence that the same is authorized by the directors of the Trust.

IN WITNESS WHEREOF, the undersigned have executed this Consent as of December 22, 2010.  This Consent may be executed in multiple counterparts, shall be filed with the minutes of the meetings of Trustees and shall for all purposes be treated as action taken at a meeting.

/s/ Simon D. Eccles
Simon D. Eccles

/s/ Jamie Skinner
Jamie Skinner

/s/ Patrick R. Wilmerding
Patrick R. Wilmerding